Exhibit 99.1

NuCana Announces Appointment of Cyrille Leperlier to its Board of Directors

Edinburgh, United Kingdom, May 21, 2018 (GLOBE NEWSWIRE) – NuCana plc (Nasdaq: NCNA), a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients, announced the appointment of Dr. Cyrille Leperlier to its Board as an independent non-executive Director. NuCana’s ProTide™ technology transforms some of the most widely prescribed chemotherapy agents into more effective and safer medicines.

“We are delighted to welcome Cyrille to NuCana’s Board of Directors,” said Hugh Griffith, NuCana’s Chief Executive Officer and Founder. “He is a recognized expert in oncology drug development, strategic portfolio prioritization, and business development, with extensive leadership experience at a number of global biotechnology and pharmaceutical companies.”

Dr. Leperlier brings to NuCana over 30 years of experience in the pharmaceutical and biotechnology industry. Most recently, Dr. Leperlier served as Senior Scientific Advisor for Sanofi’s Corporate Business Development and M&A Group, where, among other transactions, he was deeply involved in Sanofi’s acquisition of Genzyme. Prior to this role, Dr. Leperlier served as Medical Director in Japan for Sanofi. Before joining Sanofi, Dr. Leperlier was Medical Director and Global Head of Clinical Development at Rhone Poulenc Rorer and previously worked for Takeda in a variety of operational and medical affairs roles. Dr. Leperlier received an M.D. from the University of Paris, Saint-Antoine School of Medicine and a Master in Human Biology (major in physiology) from the Medical University of Paris.

Dr. Leperlier said, “I am delighted to be joining the Board of NuCana and looking forward to being a part of this rapidly growing company with such exciting new anti-cancer medicines.”

About NuCana plc

NuCana® is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTide™ technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells.

Our most advanced ProTide candidates, Acelarin® and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in three clinical studies for patients with ovarian cancer, biliary cancer and pancreatic cancer. NUC-3373 is currently in a Phase 1 study for the potential treatment of a wide range of advanced solid tumors.

For more information, please visit: www.nucana.com.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the initiation, timing, progress and results of clinical studies of the Company’s product candidates. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission (“SEC”) on March 22, 2018, and subsequent reports that we file with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For more information, please contact:

Hugh S. Griffith

Chief Executive Officer

NuCana plc

Tel: +44 131 357 1111

info@nucana.com

Westwicke Partners

Chris Brinzey

Tel: +1 339-970-2843

Chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

Tel: +1 212-223-4017

mjanic@rooneyco.com